

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

October 7, 2010

Sean M. Lyons, Chief Executive Officer
Shades Holdings, Inc.
20711 Sterlington Drive
Land O' Lakes, FL 34638

> **Re:** **Shades Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 21, 2010**
> **File No. 333-168139**

Dear Mr. Lyons:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Front Cover Page of Prospectus, page 2

1. We note your response to comment 3 in our letter dated August 12, 2010. Please briefly state on the cover page whether creditors can attach the funds in your account. Also make similar changes in under the risk factors and plan of distribution sections.

2010 Common Stock Offering, page 46

2. We note your response to comment 24 in our letter dated August 12, 2010. Please revise the filing to reflect the date the offering commenced and closed.

Signatures, page 48

3. We note your response to comment 26 in our letter dated August 12, 2010. Please amend your filing to also reflect your controller's or principal accounting officer's signature. Refer to instruction 1 under Signature in Form S-1.

Exhibit 5 – Legal Opinion of Bush Ross, P.A.

4. We note your response to comment 29 in our letter dated August 12, 2010. As previously requested, please delete the first paragraph on page 2. Counsel must also opine that the Selling Shareholder Shares are fully paid, and cannot assume that the Company has received full consideration for the issuance of such shares.

5. We note your response to comment 30 in our letter dated August 12, 2010. As previously requested, please revise clause (a) in the third paragraph on page 2 to insert language reflecting that when the consideration shall have been received by the Company "as contemplated by the registration statement," it will be validly issued, etc.

6. We note your response to comment 31 in our letter dated August 12, 2010. However, the opinion has not been revised to address this comment. As previously requested, please delete the second sentence in the last paragraph on page 2 or confirm that you will refile the opinion on the date you wish the registration statement to go effective.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director